XAI OCTAGON FLOATING RATE INCOME & CREDIT ALTERNATIVE TRUST

DIVIDEND REINVESTMENT PLAN

XAI Octagon Floating Rate Income & Credit Alternative Trust, a Delaware statutory Trust (the “Trust”), hereby adopts the following plan (the “Plan”) with respect to the cash portion of dividends and distributions, including any capital gain distributions (“Cash Dividends”) declared by its board of trustees (the “Board”) on its common shares of beneficial interest, par value $0.01 per share (“Common Shares”)

1.        Unless the registered owner of Common Shares elects to receive cash by contacting the Plan Agent (as defined herein), all Cash Dividends declared on Common Shares of the Trust will be automatically reinvested by DST Systems, Inc. (the “Plan Agent”), Agent for shareholders in the Trust’s Dividend Reinvestment Plan (the “Plan”), in additional Common Shares.

2.        Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by notice to the Plan Agent as set forth below. Notice of termination or resumption will be effective with respect to a Cash Dividend if received by the Plan Agent no later than 6:00 p.m. Eastern time, no less than ten (10) days prior to the record date fixed by the Board for such Cash Dividend. If notice is received by the Plan Agent after such time, such termination or resumption will be effective with respect to any subsequently declared Cash Dividend.

3.        If you hold your shares through a broker or other intermediary, and you wish for all Cash Dividends declared on your Common Shares to be automatically reinvested pursuant to the Plan, please contact your broker. Some brokers may automatically elect to receive cash on your behalf.

4.        The Plan Agent will open an account for each common shareholder under the Plan in the same name in which such common shareholder’s common shares are registered. Whenever the Trust declares a Cash Dividend, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Common Shares.

5.        The common shares will be acquired by the Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the Trust (“Newly Issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“Open-Market Purchases”) on the New York Stock Exchange or elsewhere. If, on the payment date for any Cash Dividend, the closing market price plus estimated brokerage commission per Common Share is equal to or greater than the net asset value per Common Share, the Plan Agent will invest the Cash Dividend amount in Newly Issued Common Shares on behalf of the participants. The number of Newly Issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the Cash Dividend by the net asset value per Common Share on the payment date; provided that, if the net asset value is less than or equal to 95% of the closing market value on the payment date, the dollar amount of the Cash Dividend will be divided by 95% of the closing market price per Common Share on the payment date. If, on the payment date for any Cash Dividend, the net asset value per Common Share is greater than the closing market value plus estimated brokerage commission, the Plan Agent will invest the Cash Dividend amount in Common Shares acquired on behalf of the participants in Open-Market Purchases.

6.        If, before the Plan Agent has completed its Open-Market Purchases, the market price per Common Share exceeds the net asset value per Common Share, the average per Common Share purchase price paid by the Plan Agent may exceed the net asset value of the Common Shares, resulting in the acquisition of fewer Common Shares than if the Cash Dividend had been paid in Newly Issued Common Shares on the Cash Dividend payment date. Because of the foregoing difficulty with respect to Open-Market Purchases, the Plan provides that if the Plan Agent is unable to invest the full Cash Dividend amount in Open-Market Purchases during the purchase period or if the market discount shifts to a market premium during the purchase period, the Plan Agent may cease making Open-Market Purchases and may invest the uninvested portion of the Cash Dividend amount in Newly Issued Common Shares at net asset value per Common Share at the close of business on the Last Purchase Date provided that, if the net asset value is less than or equal to 95% of the then current market price per Common Share; the dollar amount of the Cash Dividend will be divided by 95% of the market price on the payment date.

7.        The Plan Agent maintains all shareholders’ accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by shareholders for tax records.

8.        Common Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant, and each shareholder proxy will include those Common Shares received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held under the Plan in accordance with the instruction of the participants.

9.        There will be no brokerage charges with respect to Newly Issued Common Shares. However, each participant will incur a pro rata share of brokerage commission incurred in connection with Open Market Purchases. The automatic reinvestment of Cash Dividends will not relieve participants of any Federal, state or local income tax that may be payable (or required to be withheld) on such Cash Dividends.

10.        These terms and conditions of the Plan may be amended or supplemented by the Trust at any time but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by mailing to each participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment or supplement shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the

Plan Agent receives written notice from the participant of the termination of such participant’s account under the Plan. Any such amendment may include an appointment of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by the Plan Agent under these terms and conditions.

11.        There is no direct service charge to participants with regard to purchases in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants.

12.        All correspondence or questions concerning the Plan should be directed to the Plan Agent:

DST Systems, Inc. 430 W. 7th Street Kansas City, Missouri 64105-1594.

13.        The Plan Agent will at all times act in good faith and use its commercially reasonable best efforts to ensure its full and timely performance of all services to be performed by it under this Plan and to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, but assumes no responsibility and shall not be liable for loss or damage due to any errors unless such errors are caused by the Plan Agent’s negligence, bad faith or willful misconduct, or that of its employees or agents.

14.        These terms and conditions shall be governed by the laws of the State of Delaware, without regard to its conflicts of laws rules.

To record the adoption of the Plan as of September     , 2017 the Trust has caused this Plan to be executed in the name and on behalf of the Trust by a duly authorized officer.

By and on behalf of:

XAI OCTAGON FLOATING RATE INCOME & CREDIT ALTERNATIVE TRUST

By:
Name:
Title: